

Mail Stop 7010

March 2, 2006

By U.S. Mail and Facsimile

Mr. Kevin C. Kern
Chief Financial Officer
BWAY Corporation
8607 Roberts Drive, Suite 250
Atlanta, Georgia 30350-2237

> **Re: BWAY Corporation**
> **Form 10-K for the Fiscal Year Ended October 2, 2005**
> **Form 10-Q for the Fiscal Quarter Ended January 1, 2006**
> **File No. 001-12415**

Dear Mr. Kern:

We have reviewed your response letter dated February 24, 2006 and have the following additional comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the Fiscal Year Ended October 2, 2005

Note 14 – Contingencies – Environmental, page F-26

1. We note in your response to prior comment 4 that you believe it is remote that material losses may have resulted from environmental remediation matters and/or environmental investigations related to your current or former facilities. In future filings, please disclose this belief in the notes to your financial statements.

Form 10-Q for the Fiscal Quarter Ended January 1, 2006

Note 3 – Goodwill and Other Intangibles, page 5

2. We note that you recorded approximately $0.7 million to goodwill to record a liability for accrued vacation related to a facility acquired in the NAMPAC acquisition. Since the allocation period for the NAMPAC acquisition concluded on July 7, 2005, please explain to us why this adjustment to the purchase price was not recorded in the statement of operations as indicated in paragraph 41 of SFAS 141, *Business Combinations*.

<u>Item 4 – Controls and Procedures, page 18</u>

3. We remind you that Item 4 of your Form 10-Q for the second quarter of fiscal 2006 should include the full definition of "disclosure controls and procedures" as defined in Exchange Act Rule 13a-15(e) or alternatively, simply state that your disclosure controls and procedures are effective or ineffective.

*   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, you may contact Dale Welcome, Staff Accountant, at (202) 551-3865, or, in his absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief